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                               November 30, 2021

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 23,
2021
                                                            File No. 333-260075

       Dear Mr. Nicosia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 3, and reissue the comment in part. Please revise to clearly disclose
whether the company intends for the exclusive forum provision to apply to actions
arising under the Securities Act. If this provision does not apply to actions arising under the
Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the
governing documents states this clearly, or tell us how you will inform investors in
future filings that the provision does not apply to any actions arising under the Securities
Act or Exchange Act. In that regard, we note your revised disclosure that you do not intend
for your exclusive forum provision to apply to claims arising under the Exchange Act.
 Matthew Nicosia
Vivakor, Inc.
November 30, 2021
Page 2

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Nicosia
                                                            Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                            Office of Energy &
Transportation
November 30, 2021 Page 2
cc:       Scott Linksy
FirstName LastName